Exhibit 99.1

Relief Therapeutics Announces Results of Extraordinary General Meeting of Shareholders

Shareholders approved all proposals by a large majority; Company to effectuate consolidation of ordinary shares in advance of planned Nasdaq Stock Market dual listing; ADR program will be terminated upon Nasdaq listing

GENEVA (April 28, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from select specialty and rare diseases, today announced the results of its extraordinary general meeting (EGM) held today in Geneva and that all proposals were approved by a large majority of shareholders.

At the EGM, a total of 1,577,756,472 shares (35.80 percent of the outstanding shares) were represented by shareholders on site and the independent proxy. Shareholders approved the consolidation (or reverse split) of Relief Therapeutics' ordinary shares at a ratio of 400 to 1 and also approved resolutions in relation to quorum requirement for public deeds, replacement of the authorized capital by a capital band and the re-introduction of conditional capital.

“We appreciate the support of our fellow shareholders. The share consolidation is an important step to bringing us closer to our goal of listing on the Nasdaq,” said Jack Weinstein, chief executive officer of Relief Therapeutics. “Listing on a U.S. exchange will expand our shareholder base which, in turn, provides us with increased financial flexibility and enhanced liquidity to accelerate our strategic growth plans.”

The reverse split is intended to increase the quoted market per share price of the Company's ordinary shares to a high single digit price and to meet the Nasdaq Stock Market minimum price requirement or higher as of the listing date. Prior to listing on the Nasdaq Stock Market, the Company's listing application must be approved. There can be no assurance that Nasdaq will approve the Relief Therapeutics listing application.

The implementation of the share consolidation is expected to take place at the beginning of May 2023. A detailed timetable will be communicated via a press release in advance. As previously communicated, shareholdings will be rounded down to the next lower whole number of new merged shares upon exchange by applying the ratio. The resulting fractions will be compensated in cash at a fixed price corresponding to a three-day volume-weighted average price (VWAP) of the Relief Therapeutics share on the SIX Swiss Exchange prior the reverse split. Each shareholder's percentage ownership interest in the Company and proportional voting power will remain virtually unchanged, except for minor adjustments that may result from rounding fractional shares into whole shares. Examples for rounding down method and cash compensation of fractions:

●    399 current shares ➝ 0 new shares + compensation for 399 current shares in cash

●    400 current shares ➝ 1 new share

●    401 current shares ➝ 1 new share + compensation for 1 current share in cash

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All current and possible future shareholders of Relief Therapeutics, in particular those shareholders with fewer than 400 current shares who wish to remain shareholders of the Company after the reverse split, are advised to adjust their shareholdings in advance of the implementation of the reverse split.

The Company also announced its intent to terminate its Level 1 American Depositary Receipt (ADR) program upon the application approval and subsequent listing of its ordinary shares on the Nasdaq Stock Market. Relief Therapeutics initiated the program in November 2021 with the goal of listing its ADRs on the Nasdaq Stock Market, but this has now become void. Effective on or around the date of the reverse split of the shares, the Company will change the ratio of ADRs to Relief Therapeutics' ordinary shares from 1:200 to 1:1. If Relief Therapeutics' shares are successfully listed on Nasdaq, the ADRs will be exchanged against ordinary registered shares.

Additional information is provided in a Q&A list available here. The voting results of the EGM are available on the same page of the Relief Therapeutics website.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ drug delivery platform technologies and a highly targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Our mission to provide therapeutic relief to those suffering from rare diseases is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Rome. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

RELIEF THERAPEUTICS Holding SA

Catherine Day

Vice President, Investor Relations & Communications

contact@relieftherapeutics.com

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DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including whether Relief Therapeutics can successfully list its ordinary shares on the Nasdaq Stock Market, and those factors described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at http://www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction, nor shall there be any offer or sale of securities in the United States or any other jurisdiction in which such offer, solicitation, or sale would be unlawful unless registered and/or qualified under applicable securities laws. This press release does not constitute a prospectus according to art. 35 of the Swiss Financial Services Act dated 15 June 2018, as amended (FinSA), or art. 27 et seqq. of the SIX Swiss Exchange Listing Rules. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Relief Therapeutics in or into Switzerland within the meaning of FinSA. Further, Relief Therapeutics' ordinary shares have not been registered under the Securities Act of 1933, as amended (the Act), and no public offering of securities shall be made in the United States except by means of a prospectus made available by Relief Therapeutics that contains detailed information about Relief Therapeutics and its management, as well as financial statements meeting the requirements of the Act.

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